writer’s direct dial:	(302) 475-6756
telecopy:	(302) 475-3555
email:	kbelohoubek@dovermotorsports.com

October 1, 2014

Via EDGAR

CORRESP

and Regular Mail

Linda Cvrkel

Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dover Motorsports, Inc.
Form 10-K for the year ended December 31, 2013
Filed March 7, 2014
SEC File Number 001-11929
Form 10-Q for the year ended June 30, 2014
Filed August 1, 2014
SEC File Number 001-11929

Dear Ms. Cvrkel:

We have received and reviewed your comment letter dated September 26, 2014. We appreciate your efforts to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We will revise our future filings in response to these comments as more fully detailed below.

Our response to your comment letter follows. For ease of reference, we first reproduce the entire comment in underlined text and then provide our response.

In our responses, references to “we,” “our,” or the Company shall mean Dover Motorsports, Inc. and/or its consolidated subsidiaries, as appropriate.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2014

Note 2. Business Operations, page 5

1.	We note the disclosure indicating that on May 29, 2014 you entered into a definitive agreement to sell the Nashville facility to NeXovation Inc for $27 million in cash and the assumption of your obligations under certain Variable Rate Tax Exempt Infrastructure Revenue Bonds. We also note that the sale is expected to close in the third quarter of 2014 and that the net proceeds from the sale will be $21 to $22 million after income taxes and settlement adjustments. Given that your current carrying value for this facility is $26 million based on the amount reflected in your June 30, 2014 balance sheet as assets held for sale, and your expected net proceeds from the sale will be $21 to $22 million, please explain why you were not required to recognize an additional impairment charge with respect to this facility during the quarter ended June 30, 2014 to recognize the asset held for sale at the lower of its carrying amount or fair value less costs to sell pursuant to ASC 360-10-35-43. As part of your response and your revised disclosure, please indicate the amount of any gain or loss on sale that you expect to recognize in connection with the disposal of this facility and explain how such amount was calculated or determined.

Linda Cvrkel

U.S. Securities & Exchange Commission

October 1, 2014

Response:

An impairment charge was not required to be recognized because the $26 million carrying value of the facility was lower than the fair value of the asset less costs to sell under ASC 360-10-35-43. For purposes of the Company’s impairment analysis, the fair value of the asset was based on the $27 million sales price as noted in the original disclosure with minimal costs to sell the asset. As noted in our Form 10-Q for the quarterly period ending June 30, 2014, we estimated net proceeds from the sale to be approximately $21-22 million after income taxes and settlement adjustments. We do not consider “costs to sell” under ASC 360-10-35-43 to include income taxes, as costs to sell are defined as incremental direct costs to transact a sale, that is, the costs that result directly from and are essential to a sale transaction and that would not have been incurred by the entity had the decision to sell not been made. Further, “settlement adjustments” consist primarily of real estate taxes which are paid in arrears and will fluctuate depending on when the transaction closes. We also do not consider “costs to sell” under ASC 360-10-35-43 to include these settlement adjustments as they are costs that would have been incurred had the decision to sell the asset not been made. We will delete the discussion of settlement adjustments in our future disclosure.

At the time of our June 30, 2014 Form 10-Q disclosure, the purchaser’s due diligence period had not concluded and a closing date had not been set. As such, there was some uncertainty as to whether we might have additional costs associated with the sale, such as environmental clean-up costs, curing defects in title or legal fees. We do not anticipate any material expenditures in this regard at this time. However, as disclosed in our Form 8-K filed on August 29, 2014, the Agreement of Sale has been amended and the due diligence period and closing date have been extended.

As noted in the Agreement of Sale (which was attached to our June 30, 2014 Form 10-Q), there are no brokerage fees to be paid in connection with the sale and survey and title costs are to be borne by the purchaser.

In future filings, if the transaction has not yet closed, we will disclose the manner by which our expected gain will be determined. We would expect that disclosure to be substantially similar to the language provided below. The language underlined and in bold has been added to what was previously disclosed in our June 30, 2014 Form 10-Q and language with strikethrough has been removed:

“On May 29, 2014, we entered into a definitive agreement to sell the facility to NeXovation, Inc. for $27 million in cash and the assumption by NeXovation, Inc. of obligations of ours under certain Variable Rate Tax Exempt Infrastructure Revenue Bonds. The sale is expected to close in the ~~third~~ fourth quarter of 2014. ~~We esitmate that net proceeds from the sale will be approximately $21 - $22 million after income taxes and settlement adjustments.~~ Our gain will be the $27 million purchase price less the facility’s $26 million carrying value and less any costs to sell which are expected to be minimal and consist primarily of legal fees. We also expect to pay income tax expense of approximately $4.5-5.0 million as a result of this transaction. As a result of the expected sale, the assets of Nashville Superspeedway~~, which consist primarily of land with a carrying value of $26,000,000,~~ are reported as assets held for sale in our consolidated balance sheet at ~~June~~ September 30, 2014.”

Linda Cvrkel

U.S. Securities & Exchange Commission

October 1, 2014

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our Form 10-K and Form 10-Q filings;

•	Staff comments or changes to disclosure in response to staff comments in the Form 10-K and Form 10-Q reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 302-475-6756 if you have any questions regarding the above or require any additional information.

Thank you.

Very truly yours,

/s/ Klaus M. Belohoubek

Klaus M. Belohoubek
Senior Vice President-General Counsel

KMB/lal

SEC/SEC Comment Letters/DVD/2014

cc:	Denis McGlynn, President and CEO
Timothy R. Horne, Sr. Vice President-Finance and CFO
Effie Simpson (Securities and Exchange Commission)